BLUEPOINT LINUX SOFTWARE CORP.

4F, Xinyang Building, Bagua 4th Road

Tel: 86-755-82420906

Shenzhen, Guamgdong 518029, PR China

Fax: 86-755-82407371

               September 13, 2005

By Edgar

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Kathleen Collins

                  Accounting Branch Chief

                  Mail Stop 4561

Re:  Bluepoint Linux Software Corp.

       Form 10-KSB for the Fiscal Year Ended December 31, 2004

       Filed April 29, 2005

Dear Ms. Collins:

On behalf of the above-captioned Registrant, we are filing herewith an amended Report on Form 10-KSB/A2 for the fiscal year ended December 31, 2004.  This filing responds to the Staff’s comment letter dated August 2, 2005 (the “Comment Letter”).  The responses which follow correspond to the comments in the Comment Letter.

Report of Independent Public Accounting Firm, page F-1

1.

We are filing herewith the properly dated accountant’s report.  Through an administrative error in the edgarizing of the manually signed original report, we neglected to include the date of the report in our prior filing.

302 Certifications

2.

We are filing herewith amended Exhibits 31.1 and 31.2 which are consistent with the form provided in Exhibit 31 of Item 601 of Regulation S-B.

In addition, on behalf of the Registrant, we herewith acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing information responds fully to both of the comments in the Comment Letter.  If you have any questions or comments regarding the foregoing information, please contact me at my office or our U.S. securities counsel, Andrew N. Bernstein, Esq., at his office (303-770-7131).

Very truly yours,

/s/ XIN LIU

Xin Liu,

Chairman and President